EXHIBIT 99.1

Alio Gold Completes Surface Drilling Program at Ana Paula

VANCOUVER, British Columbia, May 30, 2018 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX:ALO) (NYSE AMERICAN:ALO) (“Alio Gold” or the “Company”), is pleased to provide the final set of drill results from its surface drill program at its 100%-owned Ana Paula project in Guerrero, Mexico. The 3,800 metre surface diamond drill program was initiated in January 2018 and consisted of six drill holes of 600 to 700 metres each targeting the complex breccia extension below the proposed open-pit. Additionally, two 300 metre surface holes were drilled into the near surface hydrothermal breccia to test its southern extension.

The three final holes from the surface drill program (AP-18-286, AP-18-287 and AP-18-288) and one of the two additional holes (AP-18-290) returned positive results from the near surface hydrothermal breccia south of the proposed pit and on the southern edge of the alteration halo. The three surface holes (AP-18-286, AP-18-287 and AP-18-288) also intersected the complex breccia below the proposed pit.

Highlights include:

  Hole AP-18-286:
    Hydrothermal breccia south of the proposed pit: 0.89 g/t gold over 34.5m (from 16.3m to 50.8m)
    Complex breccia below the proposed pit: 1.03 g/t gold over 53.7m (from 478.3m to 532.0m)
  Hole AP-18-287:
    Hydrothermal breccia south of the proposed pit: 1.40 g/t gold over 41.0m (from 27.0m to 68.0m)
  Hole AP-18-288:
    Hydrothermal breccia south of the proposed pit: 1.24 g/t gold over 64.5m (from 33.1m to 97.7m)
    Complex breccia below the proposed pit: 1.14 g/t gold over 37.7m (from 690.8m to 728.5m)
  Hole AP-18-290:
    Hydrothermal breccia south of the proposed pit (southern extension): 1.49 g/t gold over 19.8m (from 141.8m to 161.6m)

“The final set of drill results from the surface drill program has met our objective to confirm and provide us with additional detail on the extent and continuity of the complex breccia below the proposed pit.” said Greg McCunn, Chief Executive Officer. “In addition, the information has provided us with confidence in our decision to incorporate the underground component into the project scope. The additional two holes that tested the southern extension of the hydrothermal breccia indicate there is the potential to further enhance the overall project economics by incorporating this additional breccia into the overall project design.”

The Company has initiated an extensive exploration program at Ana Paula which includes in addition to the surface drill program:

  Exploration drilling from an underground decline targeting an extension to the high-grade breccia below the proposed open pit and a skarn target below the breccia (decline construction commenced and is expected to be sufficiently advanced in Q3 2018 to enable commencement of the first phase of the underground diamond drill program);
  Geophysics reassessment on three high priority targets is underway to confirm drill targets. The targets include the North Area Target which is 150 meters north of the proposed pit, the Jacaranda Zone (Hydrothermal Zone) and the Tejacote Breccia Area.  Surface drilling is expected to commence following the completion of the geophysics reassessment; and
  Regional exploration work on the 56,000 hectare land package including an airborne magnetic survey targeting further breccia or skarn targets (ongoing in 2018).

Current Results from Surface Drilling 2018

Hole NB	Azimuth	Dip	Depth From	Depth To	Au (gpt)	Interval length (m)	Estimated True Width
AP-18-286	357	-63	16.3	50.8	0.89	34.5	14.1
AP-18-286			56.0	66.6	0.72	10.6	4.3
AP-18-286			107.5	127.0	0.77	19.5	8.0
AP-18-286			206.4	211.6	1.56	5.2	2.1
AP-18-286			272.8	277.4	0.67	4.6	1.9
AP-18-286			320.4	343.4	1.98	23.0	N/A
AP-18-286			351.4	359.1	0.96	7.7	N/A
AP-18-286			373.2	385.2	0.65	12.0	N/A
AP-18-286			415.3	424.2	1.67	8.9	N/A
AP-18-286			434.5	447.7	0.92	13.2	N/A
AP-18-286			478.3	532.0	1.03	53.7	N/A
including			478.3	481.0	2.29	2.7	N/A
and including			485.0	488.2	1.88	3.2	N/A
and including			497.0	515.4	1.33	18.4	N/A
and including			522.4	528.0	1.78	5.6	N/A
AP-18-286			552.0	558.0	0.92	6.0	N/A
AP-18-286			576.0	582.0	2.03	6.0	N/A
including			580.0	581.0	7.74	1.0	N/A
AP-18-287	355	-65	27.0	68.0	1.40	41.0	16.8
AP-18-287			79.0	90.8	0.62	11.8	4.8
AP-18-287			206.0	208.0	1.92	2.0	0.8
AP-18-287			219.0	223.0	0.98	4.0	1.6
AP-18-287			278.0	306.0	2.98	28.0	11.5
including			278.0	290.0	5.28	12.0	4.9
which includes			279.0	280.3	20.10	1.3	0.5
which includes			288.0	290.0	10.00	2.0	0.8
and including			298.0	306.0	2.36	8.0	3.3
which includes			304.0	306.0	6.22	2.0	0.8
AP-18-287			410.0	418.3	0.66	8.3	3.4
AP-18-287			500.5	502.9	1.88	2.4	N/A
AP-18-287			526.7	527.4	3.70	0.7	N/A
AP-18-287			568.3	572.3	1.93	4.1	N/A
AP-18-288	350	-72	33.1	97.7	1.24	64.5	26.5
including			33.1	82.7	1.41	49.5	20.3
and including			89.7	97.7	0.96	8.0	3.3
AP-18-288			234.8	236.2	9.59	1.3	0.5
AP-18-288			254.5	261.2	1.04	6.7	2.7
AP-18-288			279.3	280.7	4.65	1.4	0.6
AP-18-288			478.5	481.7	1.89	3.3	1.3
AP-18-288			551.1	553.2	0.77	2.1	0.9
AP-18-288			577.3	585.0	3.02	7.7	3.2
including			584.4	585.0	25.30	0.6	0.2
AP-18-288			592.5	594.5	2.43	2.0	N/A
AP-18-288			598.9	620.8	0.92	21.9	N/A
including			598.9	601.7	0.77	2.8	N/A
and including			609.6	620.8	1.53	11.2	N/A
which includes			609.6	611.0	4.60	1.4	N/A
which includes			618.3	619.8	3.43	1.5	N/A
AP-18-288			641.8	646.3	1.43	4.5	N/A
AP-18-288			690.8	728.5	1.14	37.7	N/A
including			690.8	695.3	0.65	4.5	N/A
including			700.0	701.0	8.88	1.0	N/A
including			705.8	719.3	0.66	13.5	N/A
including			723.8	728.5	4.20	4.7	N/A
which includes			727.2	728.5	12.80	1.3	N/A
AP-18-289	0	-60	258.5	261.3	1.10	2.8	1.1
AP-18-290	0	-65	79.3	88.3	0.67	9.0	3.7
AP-18-290			96.4	99.9	0.75	3.6	1.5
AP-18-290			112.5	115.5	0.73	3	1.2
AP-18-290			123.0	128.6	0.95	5.6	2.3
AP-18-290			141.8	161.6	1.49	19.8	8.1
including			141.8	145.9	3.27	4.1	1.7
and including			147.4	151.4	2.07	4.1	1.7

Note on true width calculation:
For the complex breccia and surrounding halo mineralization and in the monolithic breccia (MBX), the calculation of a true width is inappropriate since these units are not tabular. For the mineralization outside of these units (i.e. sediments (SED) and intrusive (INTRS)) the true width can be estimated since the mineralization is likely following the stratigraphy.

Co-ordinates

Hole ID	Easting	Northing	Elevation	Length
AP-18-286	410122	1997710	1056	599.4
AP-18-287	410150	1997690	1044	602.3
AP-18-288	410152	1997691	1039	761.3
AP-18-289	410154	1997575	1016	301.3
AP-18-290	410117	1997634	1034	296.4

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. Located within the highly prospective Guerrero Gold Belt on 56,000 hectares of underexplored land the Ana Paula Project is a high-grade, high margin project currently in the definitive feasibility stage. An underground decline to provide access for an exploration drill program has been initiated. The drill program will target the continuation of the high-grade gold mineralization below the proposed pit which has the potential to significantly enhance the robust economics of the project. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Pierre Desautels, P. Geo, a ‘Qualified Person’ as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects who is an independent consultant to the company.

Quality Assurance/Quality Control

Drill holes reported in this press release were drilled using HQ sized diamond drill bits. Company personal are located at the at the drill site. Contractors and employees of Alio Gold conducted all logging and sampling. The core was logged, marked up for sampling using standard lengths of approximately 1.5 meters. Samples are then collected by sawing a ½ of the HQ core using a diamond saw with the remaining ½ portion retained for inspection at the core logging facility. The samples were catalogued and placed into sealed bags and securely stored at the site until it was shipped to sample preparation laboratory owned by ALS Chemex in Guadalajra, Mexico. The core was dried and crushed and pulverized to 85% passing 75 microns. The pulps were then shipped for assay to the ALS Chemex located in Vancouver, Canada. At that location, the samples were analysed for gold using fire assay with an atomic absorption finish (FA-AA) on a 50 gram charge. Samples returning over 10 grams per tonnes are re-assayed using a fire assay with a gravimetric finish. Samples were also analyzed for a suite of 35 elements using Aqua Regia Inductively coupled plasma atomic emission spectroscopy (ICP-AES). Over limits for silver, arsenic, zinc were re-assayed using a ore grade ICP-AES method. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, The Labs inserted their own quality control samples.

Source: ALO

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

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